UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2020 (Report No. 5)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

 CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on April 27, 2020, titled “Foresight Affiliate Rail Vision Receives First Order of 500,000 Euro from Leading European Train Operator.”

The press release is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-229715) and Form S-8 (Registration No. 333-229716), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press release issued by Foresight Autonomous Holdings Ltd. on April 27, 2020, titled “Foresight Affiliate Rail Vision Receives First Order of 500,000 Euro from Leading European Train Operator.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

By:	/s/ Eli Yoresh
Name:	Eli Yoresh
Title:	Chief Financial Officer

Date: April 27, 2020

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